

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Xinpeng Luo
Chief Accountant
Guangshen Railway Company Limited
No. 1052 Heping Road, Luohu District
Shenzhen
People's Republic of China 518010

> **Re: Guangshen Railway Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response dated April 26, 2022**
> **File No. 001-14362**

Dear Mr. Luo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information
D. Risk Factors
Risks Relating to Conducting Business in China, page 4

1. We have considered the revision you made in response to prior comment 7. Please further revise your risk factor presentation to place the subsections titled "Risks Associated with Chinese Accounting Firms" and "Risks Associated with Technology and Cybersecurity" directly after the subsection titled "Risks Relating to Conducting Business in China."

Government control of currency conversion may adversely affect our operations and financial results., page 6

2. We note your response to prior comment 13. Please further revise your disclosure to quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, including the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your risk factor disclosure should make clear whether transfers, dividends, or distributions have been made to date. Please ensure that your revised disclosure addresses each element of prior comment 13. For example, while your response states that you have distributed dividends for 24 consecutive years from 1996 to 2019 and have not experienced any regulatory obstacles in terms of cross-border cash transfer and foreign currency exchanges, your revised disclosure should include a description of any restrictions and limitations on your ability to distribute earnings, including with regard to your subsidiaries and U.S. investors.

We are subject to extensive and evolving legal system in the PRC ..., page 9

3. We note the revised disclosure provided in response to prior comment 12. Please revise your disclosure further to address each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. In addition, state affirmatively whether you have received all requisite permissions or approvals from any governmental agency that is required to approve your operations and whether any permissions or approvals have been denied.

Extensive government regulation of the railway transportation industry ..., page 11

4. We note the disclosure added in response to prior comment 1 identifies the railroad transportation services and railway infrastructure and transportation generally as "key parts of China's comprehensive transportation system." However, it appears that expanded disclosure should be provided regarding the designation of the railroad sector as a national security interest more generally (i.e., the scenario where foreign investment is deemed to impact or potentially impact the national security of The People's Republic of China) and the effect that this type of designation would have on your operations, ability to transfer capital out of China or enter into business transactions with non-Chinese parties, and the value of your ADSs.

Risks Associated with Technology and Cybersecurity
Substantial uncertainties exist with respect to the interpretation and implementation of ..., page 18

5. The revised disclosure provided in response to prior comment 3 states that you have not been subject to any investigations relating to cybersecurity made by the Cyberspace Administration of China (CAC), but there is no assurance that you can fully or timely

Xinpeng Luo
Guangshen Railway Company Limited
June 29, 2022
Page 3

comply with laws and regulations regarding privacy, data security, cybersecurity, and data protection. Revise your disclosure to clarify whether you believe you are compliant with these laws and regulations.

Risks Associated with Chinese Accounting Firms
The PCAOB is currently unable to inspect our auditor in relation to their audit work ..., page 19

6.   We note your disclosure stating that you expect to be identified as a "Commission Identified Issuer" shortly after the filing of this annual report. Please revise to state that you have been included in the list of issuers identified under the HFCAA. In addition, within your filing, provide more prominent disclosure regarding your identification as an issuer on this list.

Item 4 - Information on the Company
C. Organizational Structure, page 34

7.   We note the diagram added to page 34 in response to prior comment 14. Please further revise to reflect the shareholding structure of your company as reflected on page 61, which includes the Public shareholders of H shares, China Railway Guangzhou Group Co., Ltd. ("GRGC"), a state-owned enterprise, and the Other public shareholders of A shares.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Branch Chief, at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation